UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.52% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 19,548,849 common units. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.52% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as the sole member of Sprague HP Holdings, LLC, the direct owner of 19,548,849 common units. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.52% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020, Amendment No. 3 filed with the SEC on April 20, 2021, Amendment No. 4 filed with the SEC on May 28, 2021, Amendment No. 5 filed with the SEC on June 17, 2021 and Amendment No. 6 filed with the SEC on November 19, 2021. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Original 13D.

Item 2. Identity and Background

Item 2(a) - (c), (f) of the Original 13D is hereby amended and restated in its entirety as follows:

(a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i.)	Sprague HP Holdings, LLC, a Delaware limited liability company (“Sprague HP Holdings”), solely in its capacity as the direct owner of 19,548,849 common units;

(ii.)	Hartree Partners, LP, a Delaware limited partnership (“Hartree”), solely in its capacity as the sole member of Sprague HP Holdings; and

(iii.)

Hartree Partners GP, LLC, a Delaware limited liability company (“Hartree GP”), solely in its capacity as the general partner of Hartree, which is the sole member of Sprague HP Holdings. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree and Sprague HP Holdings.

The Reporting Persons have entered into a joint filing agreement, dated as of January 11, 2022, a copy of which is attached to Amendment No. 7 as Exhibit E.

Set forth in Annex E to Amendment No. 7 is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex E is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons is 1185 Ave of the Americas, New York, NY 10036.

The principal business of Sprague HP Holdings is investing in securities of the Partnership. The principal business of Hartree is commodities trading. The principal business of Hartree GP is performing the function of, and serving as, the general partner of Hartree.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

On December 3, 2021, Hartree Bulk Storage, LLC (“Hartree Bulk Storage”), an indirect wholly owned subsidiary of Hartree, transferred 1,375,000 common units to Sprague HP Holdings, a direct wholly owned subsidiary of Hartree, for no consideration. As a result of such transfer, Hartree Bulk Storage, HBS Acquisition Co, LLC, Hartree Bulk Storage Holdings, LLC and Hartree Natural Gas Storage Holdings, LLC ceased to beneficially own any common units and Sprague HP Holdings became the direct holder of 19,548,849 common units.

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment No. 7, the Reporting Persons anticipate that the funding for such transactions will be obtained through using a combination of cash on hand and excess availability under existing debt facilities of Hartree or its affiliates.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended by inserting the following information at the end of Item 4:

On January 11, 2022, Hartree submitted a proposal (the “Proposal”) to the Board of Directors of Sprague Resources GP LLC (the “Partnership GP”), the general partner of the Issuer, to acquire all of the Issuer’s outstanding common units not already beneficially owned by Hartree in exchange for $16.50 in cash per common unit. The transaction would be structured as a merger between the Issuer and a newly formed acquisition vehicle controlled by Hartree. The Proposal is subject to the satisfactory negotiation and execution of definitive agreements and the approval of such agreements and the transactions contemplated thereunder by Hartree’s Management Committee, the Partnership GP’s Board of Directors (including a Conflicts Committee of the Partnership GP Board of Directors) and the unitholders of the Issuer. If the transaction is consummated, the Issuer’s common units would become delisted from the New York Stock Exchange.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of such proposal, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, the Reporting Persons and their representatives may respond to inquiries from the Issuer and the Conflicts Committee of the Partnership GP Board of Directors or their representatives and engage in discussions and negotiations. The Reporting Persons may also engage in discussions with financial advisors and potential equity and debt financing sources as well as the Issuer’s commercial lenders as appropriate or necessary.

No assurances can be given that the transaction contemplated by Hartree or any other potential transaction involving Hartree and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. Hartree reserves the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021. As of the date hereof, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.52% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit E	Joint Filing Agreement

Exhibit 5	Proposal Letter, dated January 11, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2022

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

ANNEX E

Each of the individuals identified in this Annex E disclaim beneficial ownership over the common units reported herein.

Sprague HP Holdings, LLC

The sole member of Sprague HP Holdings, LLC is Hartree Partners, LP.

Hartree Partners, LP

The general partner of Hartree Partners, LP is Hartree Partners GP, LLC.

Hartree Partners GP, LLC

The name and principal occupation of each of the members of the Management Committee of Hartree Partners GP, LLC are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steve Hendel	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Steve Semlitz	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Jonathan Merison	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Robert O’Leary	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director and Co-Portfolio Manager, Oaktree	United States
Brook Hinchman	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States
Jordan Mikes	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States